[redacted]

SECU 06008087 OMMISSION

OMB Number:	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ARKA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 West F Street
(No. and Street)

San Diego, CA 92101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Livingston (619) 702-0170
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Livingston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARKA Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Principal

Title

F. A. Henkels

Notary Public

F. A. HENKELS
COMM. # 1578810
NOTARY PUBLIC·CALIFORNIA
SAN DIEGO COUNTY
MY COMMISSION EXPIRES
MAY 14, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARKA Securities, Inc.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
ARKA Securities, Inc.

We have audited the accompanying statement of financial condition of ARKA Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARKA Securities, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 14, 2006
San Diego, California

ARKA Securities, Inc.

Statement of Financial Condition

December 31, 2005

ASSETS

Cash and cash equivalents	$ 228,818
Securities owned	72,920
Receivables from non-customers	28,499
Fixed assets, less accumulated depreciation of $105,827	3,288
Prepaid and other assets	2,811
Total assets	$ 336,336

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 18,330
Commitments and contingencies (Note 3)	
Stockholder's equity	
Common stock; 100,000 shares authorized; 350 shares issued and outstanding	35,000
Additional paid-in capital	3,076,500
Accumulated deficit	(2,793,494)
Total stockholder's equity	318,006
Total liabilities and stockholder's equity	$ 336,336

See notes to financial statements.

ARKA Securities, Inc.

Statement of Operations

Year Ended December 31, 2005

Revenues	
Commissions	$369,073
Interest and dividends	15,634
Total revenues	384,707
Expenses	
Compensation and employee benefits	269,431
Commissions and clearing charges	35,191
Information services	31,022
Occupancy	30,850
Travel and entertainment	27,437
Outside services	26,143
Telephone and postage	16,914
Taxes, licenses and registrations	5,352
Depreciation and amortization	1,865
Investment loss	1,644
Other	4,704
Total expenses	450,553
Loss before income taxes	(65,846)
Provision for income taxes	(800)
Net loss	$ (66,646)

See notes to financial statements.

ARKA Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*	*Total*
Balance, beginning of year	$35,000	$3,076,500	$(2,726,848)	$ 384,652
Net loss	-	-	(66,646)	(66,646)
Balance, end of year	$35,000	$3,076,500	$(2,793,494)	$ 318,006

See notes to financial statements.

ARKA Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (66,646)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation and amortization	1,865
Changes in operating assets and liabilities	
Receivable from related party	40,952
Prepaid expenses and other	850
Accounts payable and accrued liabilities	(11,683)
Net cash from operating activities	(34,662)
Cash flows from investing activities	
Securities owned transactions, net	(17,620)
Decrease in cash and cash equivalents	(52,282)
Cash and cash equivalents	
Beginning of year	281,100
End of year	$ 228,818
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 800

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. ARKA Securities, Inc. (the "Company") is a wholly-owned subsidiary of ARKA International Corporation. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Securities Owned. Securities owned are stated at market value, based on quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2005 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. INCOME TAXES

Income taxes consisted of the $800 minimum California franchise tax for 2005. At December 31, 2005, the Company had available net operating loss carryforwards of approximately $2,633,000 and $884,000 for federal and state income tax purposes, respectively. If not utilized, the federal loss carryforwards begin to expire in 2010 and state loss carryforwards will begin to expire in 2006. As of December 31, 2005, the Company has a valuation allowance of approximately $969,000 that fully offsets the net deferred tax asset of approximately $969,000,

as it is not more likely than not that the deferred tax asset will be realized. This is a increase of $25,000 from the $944,000 valuation allowance at December 31, 2004.

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases office space under a non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Rent expense was approximately $29,000 in 2005. Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year ending December 31:	
2006	$26,353
2007	15,638
	$41,991

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2005 was 6.86 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2005, the Company had net capital of $267,178 which was $167,178 in excess of the amount required by the SEC.

5. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

6. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2005, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

7. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) savings plan for all eligible employees. Participants may contribute between 0% and 8% of their eligible compensation. The Company matches up to 100% of participants' contributions, to a maximum of 7%. The Company made contributions of approximately $14,000 for 2005.

*****

ARKA Securities, Inc.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2005

Total stockholder's equity	$318,006
Less non-allowable assets included in the following statement of financial condition captions	
Receivables from non-customers	28,499
Fixed assets	3,288
Prepaid expenses and other	2,811
Net capital before haircuts on security positions	283,408
Less haircuts on security positions	
Securities owned	12,831
Undue concentration	3,399
Net capital	$267,178
Total aggregate indebtedness included in the statement of financial condition	$ 18,330
Ratio of aggregate indebtedness to net capital	6.86
Minimum net capital required	$100,000

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2005.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
ARKA Securities, Inc.

In planning and performing our audit of the financial statements of ARKA Securities, Inc. (the "Company") for the period ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2005 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2005.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

February 14, 2006
San Diego, California